# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Luminar Technologies, Inc., CIK 0001758057
CUSIP: 550424303
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2603 Discovery Drive, Suite 100, Orlando, Florida (FL), 32826
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0001193125-21-044879
Filed by CIK 0001834552
Persons authorized to receive notices and communications: Austin Russell, 2603 Discovery Drive, Suite 100, Orlando, Florida (FL), 32826, 8005322417

## Reporting persons
- Austin Russell (CIK 0001834552): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,872,578; shared voting power 0; sole dispositive power 4,872,578; shared dispositive power 0; aggregate amount beneficially owned 4,872,578 (13% of the class)
  Comment: ROW 7, ROW 9, ROW 11: Number of shares beneficially owned represents 4,872,578 shares of Class B Common Stock, $0.0001 par value per share (the 'Class B Common Stock'), of Luminar Technologies, Inc. (the 'Company') which have been adjusted for the 1-for-15 reverse stock split of Class B Common Stock and Class A Common Stock, $0.0001 par value per share (the 'Class A Common Stock' and together with the Class B Common Stock, the 'Common Stock'), effective November 20, 2024. The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Company. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Company's Second Amended and Restated Certificate of Incorporation, as amended.
  ROW 13: Percent of class represented in Row 11 is based on the aggregate of 37,399,170 shares of Common Stock of the Company (i) derived from 26,823,533 shares of Class A Common Stock and 6,472,578 shares of Class B Common Stock as of October 31, 2024, as reported in the quarterly report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 18, 2024, (ii) as adjusted for the 1-for-15 reverse stock split of the Company's Common Stock effective November 20, 2024, and (ii) as adjusted by the Reporting Person's election to convert 1,600,000 shares of Class B Common Stock into Class A Common Stock in connection with the transactions described below; and (iii) including as of December 15, 2024, 4,103,059 shares of Class A Common Stock issued by the Company since October 31, 2024. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Luminar Technologies, Inc.
Address of issuer's principal executive offices: 2603 Discovery Drive, Suite 100, Orlando, Florida (FL), 32826
Comment: PRELIMINARY NOTE: This Amendment No. 6, dated December 23, 2024 (this 'Amendment No. 6'), supplements and amends the Schedule 13D filed on February 16, 2021 (as amended by Amendment No. 1, dated July 2, 2021, Amendment No. 2, dated August 13, 2021, Amendment No. 3, dated December 27, 2021, Amendment No. 4, dated May 6, 2022, and Amendment No. 5, dated May 17, 2023, as so amended, the 'Schedule 13D') relating to shares of Class A Common Stock, $0.0001 par value per share (the 'Class A Common Stock'), and shares of Class B Common Stock, $0.0001 par value per share (the 'Class B Common Stock' and, together with the Class A Common Stock, the 'Common Stock'), of the Company. Capitalized terms used in this Amendment No. 6 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. The number of shares of Common Stock in this Amendment No. 6 has been adjusted for the 1-for-15 reverse stock split of the Company's Common Stock effective November 20, 2024. As a result of such reverse stock split, the CUSIP no. for the Class A Common Stock was changed from 550424 105 to 550424 303.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.
On December 23, 2024, the Reporting Person gifted 306,453 shares of Class A Common Stock to City National Bank, a national banking association, Trustee of the AKR Luminar Holdings Family Trust GRAT A ('Trust A') and 1,600,000 shares of Class A Common Stock to BMO Bank, N.A., Trustee of the AKR Luminar Holdings Family Trust GRAT B ('Trust B' and together with Trust A, the 'Trusts'). The 1,600,000 shares of Class A Common Stock were converted from 1,600,000 shares of Class B Common Stock as a result of the Reporting Person's election to convert such shares of Class B Common Stock. The Reporting Person is the sole annuitant of both Trusts. The Reporting Person is not the trustee of the Trusts. Each trustee has sole voting and investment power over shares of Class A Common Stock held by its Trust. The beneficiaries are members of the Reporting Person's family.
GRATs are commonly used tax-related estate planning instruments that transfer subsequent value appreciation to its beneficiaries free of tax.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information: (a) - (b) As of December 23, 2024 after giving effect to the gifts described in Item 4 above, the Reporting Person had beneficial ownership of 4,872,578 shares of Class B Common Stock. All of the Class B Common Stock is owned by the Reporting Person. The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Company. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Company's Second Amended and Restated Certificate of Incorporation, as amended, including a conversion at the election of the Reporting Person as described in Item 4. The percentage of Common Stock beneficially owned by the Reporting Person is approximately 13.0% of the outstanding shares of the Common Stock. The percentage of the Common Stock is based on the aggregate of 37,399,170 shares of Common Stock of the Company as of December 15, 2024 as described in footnote 2 above. The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of December 23, 2024 following the transactions described in Item 4.
Transactions in the class effected during the past sixty days: (c) Except as described in Item 4, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

## Signatures
- Austin Russell: Austin Russell, Austin Russell (12/26/2024)